

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

July 19, 2017

Via E-mail
Kathleen Chien
Chief Operating Officer and Acting Chief Financial Officer
51job, Inc.
Building 3
No. 1387, Zhang Dong Road
Shanghai 201203
People's Republic of China

> **Re: 51job, Inc.**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2016**
> **Filed March 31, 2017**
> **File No. 000-50841**

Dear Ms. Chien:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities